UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

To Shareholders

Notice of the 56th Ordinary General Meeting of Shareholders

We hereby notify you that the 56th Ordinary General Meeting of Shareholders will be held pursuant to Article 362 of the Korean Commercial Act and Article 20 of the Company’s Articles of Incorporation as follows.

1. Date: At 9:00 a.m. on March 21, 2024, Korea Standard Time (UTC+9)

2. Place: Art Hall, 4F West Wing, POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea

3. List of Agenda Items

● Agenda 1 :	Approval of Financial Statements for the 56th FY
(From January 1, 2023 to December 31, 2023)
(Year-end dividend per share : KRW 2,500)

•	Consolidated Financial Statements: See Appendix 1

•	Separate Financial Statements: See Appendix 2

The audit report from the independent auditors of 56th FY Financial Statements, based on KIFRS standards, will be uploaded at POSCO HOLDINGS INC.’s website (http://www.poscoinc.com ) on March 14, 2024.

● Agenda 2: Partial Amendments of the Articles of Incorporation

[Description of the Proposal]

Pursuant to Article 433 of the Korean Commercial Act and Article 24 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders to approve partial amendments of the Articles of Incorporation.

Existing Article	Amendment	Purpose of Change

Article 45. Special Committees

① The Company shall have special committees under the control of the Board of Directors as follows:

1.  ESG Committee;

2.  Director Candidate Recommendation Committee;

3.  Evaluation and Compensation Committee;

4.  Finance Committee;

5.  Audit Committee.

Article 45. Special Committees

① The Company shall have special committees under the control of the Board of Directors as follows:

1.  ESG Committee;

2.  Director Candidate Recommendation Committee;

3.  Evaluation and Compensation Committee;

4.  Finance Committee;

5.  Audit Committee;

6.  CEO Candidate Pool Management Committee

To enhance candidate pool management

Article 29. Appointment of the CEO and the Representative Director

① By resolution of the Board of Directors, the CEO and the Representative Director shall be elected from among the Inside Directors after his qualification is approved by the CEO Candidate Recommendation Committee.

② In the event a candidate for the position of Inside Director is nominated as the CEO and the Representative Director candidate and approved by the CEO Candidate Recommendation Committee, the Board of Directors shall recommend the name of one (1) CEO and the Representative Director candidate at the General Meetings of Shareholders. Where the CEO and the Representative Director candidate is appointed as an Inside Director at General Meetings of Shareholders, the Board of Directors shall appoint the CEO and the Representative Director candidate as the CEO and the Representative Director.

③ Details concerning the composition and operation of the CEO Candidate Recommendation Committee shall be determined by the Board of Directors.

Article 29. Appointment of the CEO and the Representative Director

① By resolution of the Board of Directors, the CEO and the Representative Director shall be elected from among the Inside Directors after his qualification is approved by the CEO Candidate Recommendation Committee.

② In the event a candidate for the position of Inside Director is nominated as the CEO and the Representative Director candidate and approved by the CEO Candidate Recommendation Committee, the Board of Directors shall recommend the name of one (1) CEO and the Representative Director candidate at the General Meetings of Shareholders. Where the CEO and the Representative Director candidate is appointed as an Inside Director at General Meetings of Shareholders, the Board of Directors shall appoint the CEO and the Representative Director candidate as the CEO and the Representative Director.

③ Details concerning the composition and operation of the CEO Candidate Recommendation Committee shall be determined by the Board of Directors.

To ensure consistency in rules and terminology across the AoI and internal regulations Revisions contain changes in Korean terminology that does not impact the English language terminology.

—	ADDENDA (March 21, 2024) The amended Articles of Incorporation shall be effective from the date on which they are approved by the resolution at the Ordinary General Meeting of Shareholders for the 56th fiscal year.	—

● Agenda 3: Election of Inside Directors

[Description of the Proposal]

Pursuant to Article 382 of the Korean Commercial Act and Article 28, 29, 29-2 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to appoint one(1) Inside Director to be the Representative Director & CEO and other three(3) Inside Directors of the Company as follows.

•	Number of Inside Directors to be Elected: 4 Directors

•	Candidates

Name/ Agenda	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Chang, In-Hwa (3-1)	August 17, 1955	March 2021 ~ Present	Senior Corporate Advisor, POSCO	3 Years
		March 2018 ~ February 2021	Representative Director, President, Head of Steel Business Unit, POSCO
	Board of Directors	March 2017 ~ February 2018	Board Member, Senior Executive Vice President, Head of Steel Production Division, POSCO
		February 2016 ~ February 2017	Senior Executive Vice President, Head of Technology and Investment Division (Head, Technical Research Laboratories), POSCO
		February 2015 ~ January 2016	Senior Executive Vice President, Head of Steel Solution Marketing Department, POSCO
		March 2014 ~ February 2015	Senior Executive Vice President, Head of New Business Development Department
		January 2011 ~ March 2014	Senior Vice President, Head of New Business Department / New Growth Business Department, POSCO
Jeong, Ki-Seop (3-2)	October 4, 1961	January 2023 ~ Present	CSO of Chief Strategy Office, President of POSCO HOLDINGS INC.	1 Year
		2020	Representative Director, President of POSCO Energy
		2018	Senior Executive Vice President, Head of Corporate Planning Division, POSCO Energy
		2017	Executive Vice President, Head of Domestic Business Management Office, POSCO
	Board of Directors	2016	Senior Vice President, Head of Domestic Business Management Office, POSCO
		2015	Senior Vice President, Finance Chief, POSCO
		2013	Senior Vice President, Head of Business Strategy Department, POSCO International
		2012	Senior Vice President, Head of Overseas Management Team, POSCO International

Kim, Jun-Hyung (3-3)	November 19, 1962	February 2024 ~ Present	Chief, Green Materials & Energy Business Office, POSCO HOLDINGS INC.	1 Year
		January 2023	Representative Director, President of POSCO FUTURE M Co., Ltd.
		January 2021	Representative Director, President of SNNC
		January 2019	Head, Energy Material Department, POSCO Chemical Co., Ltd.
	Board of Directors	January 2018	Representative Director, POSCO ESM
		February 2017	Board Member, Head of Production Division, Executive Vice President, POSCO ESM
		February 2016	Executive Vice President, Head of New Business Department, POSCO
		March 2013	Senior Vice President, Rolling Mill Sector Deputy Head, Pohang Works, POSCO
Kim, Ki-Soo (3-4)	April 18, 1965	February 2024 ~ Present January 2024

Head of New Experience of Technology Hub, Group CTO, Senior Executive Vice President, POSCO HOLDINGS INC.

Senior Executive Vice President, Head, Technical Research Laboratories, POSCO

Executive Vice President, Head of Low-Carbon Process R&D Center, POSCO

Senior Vice President, Head of Engineering Solution Office, POSCO

Vice President, Pohang Research Infra Group, POSCO

1 Year
	Board of Directors	January 2019 September 2016 June 2014

*	All candidates have no relation with the largest shareholder and no transactions with POSCO HOLDINGS INC. in the past three years.

*	All candidates stated and signed that they do not have any legal issues to be qualified for inside directors.

•	Recommendation for candidates by the Board of Directors

Name/ Agenda	Grounds

Chang, In-Hwa (3-1)

Mr. Chang is a seasoned engineer with proven skills as a business leader. After obtaining both B.S. and M.S. degrees in Naval Architecture from Seoul National University, Chang earned his Ph.D. in Ocean Engineering at MIT (US). In 1988, he joined RIST as a researcher before going on to hold top positions in diverse operational organizations, such as New Business Development, Steel Solution Marketing, Technology and Investment and Production. Through these positions, Chang has acquired unparalleled breadth of experience that range from production technology, R&D and business development to investment and marketing.

In 2018, while serving as Representative Director and CEO of POSCO, the de facto parent company of POSCO Group prior to the spin-off that launched POSCO Holdings, Chang led the operational efforts to develop and market new businesses while expanding the overseas steel business network. Through these efforts, he has demonstrated his skill to strengthen the integrity of POSCO’s steelmaking competence, while adding substance and stability to new businesses, such as EV battery materials and lithium, thereby forging a way forward for the Group.

Profound technological insight, diverse operational experience and his extended tenure at POSCO Group offer undisputed depth of experience and knowledge. Essentially, it is this profound understanding that Mr. Chang has about the POSCO Group that qualifies him as the ideal candidate to serve as Representative Director or POSCO Holdings. He is best suited to continue to keep the steelmaking business strong while exploring new growth opportunities, which are two cardinal growth strategies for POSCO Group. It is our firm belief that Chang, In-Hwa will strengthen POSCO’s global clout through de-carbonization of the steel business and by developing the core competencies in new businesses.

Jeong, Ki-Seop (3-2)

Recommendation is based on the breadth of knowledge acquired through first-hand experience at the Group’s affiliated businesses, i.e., POSCO, POSCO-International, POSCO Energy, and with proven experience in business restructuring and as CSO of POSCO Group.

Jeong is expected to make contributions to Group risk management and enhancement of operational competence.

Kim, Jun-Hyung (3-3)

Having served as Representative Director at POSCO Future M (incumbent), SNNC, and POSCO ESM, Kim has helped to expand the scope of the rechargeable battery materials business for POSCO Group. Hence, recommendation is based on his broad experience and expertise gained in steelmaking and rechargeable battery materials businesses.

Kim is expected to contribute to managing the portfolio of eco-friendly future materials and engineering synergy across the Group businesses.

Kim, Ki-Soo (3-4)

Kim possesses undisputed knowledge and experience in breakthrough technology research that ranges from steel product development and process engineering to AI-assisted plant automation. Hence, his contributions are expected to galvanize R&D skills at the Group level.

Kim will help to expand business research collaboration through the industry-academia-R&D network and attract new talent.

● Agenda 4: Election of Outside Directors

[Description of the Proposal]

Pursuant to Article 382 of the Korean Commercial Act, Article 28 and 30 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to appoint Outside Directors of the Company as follows.

•	Number of Outside Directors to be Elected: 2 Directors

•	Candidates

Name/ Agenda	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Yoo, Young-Sook (4-1)	May 29, 1955	January 2020 ~ Present	Chairperson of the Board(non-permanent), Climate Change Center	3 Years
	Director Candidate Recommendation Committee	April 1990 ~ Present February 2014 ~ January 2021 2014 June 2011 ~ March 2013

Senior/Principal/Honorary Research Scientist, Korea Institute of Science and Technology(KIST)

Board Member(non-permanent), Research Institute of Industrial Science & Technology

Co-President, Climate Change Center

Minister, Ministry of Environment

		November 2009 ~ August 2010	Vice President, KIST
		2007 ~ October 2009	Head of Biological Science Research, KIST
Kwon, Tae-Kyun (4-2)	November 28, 1955	December 2015 ~ June 2021	Senior Advisor, Yulchon LLC.	3 Years
		2014 ~ 2020	Outside Director, SAMSUNG ELECTRO-MECHANICS CO., LTD.
	Director Candidate Recommendation Committee	2017 ~ 2019	Outside Director, MIRAE ASSET DAEWOO CO., LTD.
		2010	Ambassador, Korea to the United Arab Emirates
		2009	Chief Administrator, Public Procurement Service
		2008	Head of Trade and Investment Office, Ministry of Knowledge Economy
		2007	Deputy Minister for Free Economic Zone Planning, MOFE
		2006	Commissioner, Korea Financial Intelligence Unit, MOFE
		2005	Head of International Finance Bureau, MOFE
		2001	Economic Councilor, OECD Representative Finance and
		1996	Economy Advisor, Office of the President
		1992	Country Officer, Asian Development Bank

*	The candidates have no relation with the largest shareholder and no transactions with POSCO HOLDINGS INC. for the past three years.

-

In the case of the candidate Kwon, Tae-Kyun, there was no dealings with the candidate himself. Dealings existed between POSCO Group and Yulchon. Candidate Kwon resigned from Yulchon in June, 2021, shortly after his appointment as Outside Director at POSCO Holdings in March 2021. As a non-standing advisor, Kwon’s scope of work at Yulchon was limited to offering advice on Middle East regional issues. While intermittent services were provided to POSCO Holdings by Yulchon, candidate Kwon was never involved in those services.

*	The candidate stated and signed that he does not have any legal issues to be qualified for outside director.

•	Candidates’ plan to fulfill duties as Outside Directors

Name	Working Plan
Yoo, Young-Sook (4-1)

With diverse experience in the ESG field, broad domestic and international networks, and information related to the environment as the Minister of Ministry of Environment, Vice president of KIST, and Chair of the Board at the Climate Change Center, she aims to establish business strategy directions, review risks in all aspects of the company’s business, and actively and specifically advise from the perspective of the company’s shareholders and stakeholders.

Based on her experience on the Board of POSCO Holdings over the past three years and her experience serving on special committees such as the ESG, Evaluation and Compensation, and Finance Committee, she aims to provide recommendations to ensure that the company’s governance structure is operated rationally.

As an outside director, she will perform a progressive role in transparent and independent positions to provide reasoned oversight of the company’s operations and promote internal integrity.

Kwon, Tae- Kyun (4-2)

Based on various experiences and expertise related to finance, finance and investment, such as ambassadors of the United Arab Emirates, the Administrator of Public Procurement Service and the officer of Asian Development Bank, and public institutions, He intends to check the management risks and provide proactive and specific advice from the perspective of the company’s shareholders and stakeholders.

With his experience serving on the POSCO Holdings Board for the past 3 years, as well as serving as a member of various special committee such as ESG, Finance, Evaluation and Compensation and Director Candidate Recommendation Committee, the candidate intends to make the suggestions for reasonable management of corporate governance structure.

As an outside director, he aims to represent the interests of the company and its shareholders and stakeholders in a transparent and independent manner, ensuring a balanced approach. Kwon also strives to provide rational oversight over the company’s operations and play a progressive role in advancing the integrity within the company.

•	Recommendation for the candidates by the Board of Directors

Name	Grounds
Yoo, Young-Sook (4-1)

Yoo is an ESG expert, buttressed by her professional experience as Minister of Environment, Principal Research Scientist at KIST and as Co-President at the Climate Change Center. With unrivalled subject matter knowledge and experience, for the past 3 years Yoo has already proven her skills in devising policy, monitoring risk and managing the Board.

Her contributions are well appreciated, and with expectations that she will continue to make her mark on the Board and in serving the interest of the company’s future, Yoo is recommended to serve as an independent director on the Board.

Kwon, Tae- Kyun (4-2)

Kwon is a finance expert who has served in public finance, e.g., Asian Development Bank, and private finance. It is based on the breadth of his subject matter experience and knowledge that he has proven his skills during his 3-year service on the Board to devise policy, monitor risk, enhance governance and manage the Board.

With firm belief that Kwon will continue to make his mark on the advancement of the Board, he is recommended to serve as an independent director.

● Agenda 5: Election of Outside Director to Serve on the Audit Committee

Pursuant to Article 542-12 of the Korean Commercial Act and Article 48 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to appoint one Outside Director to serve on the Audit Committee Member of the Company as follows.

•	Number of Outside Director to be Elected: 1 Director

•	Candidate

	Date of Birth	Professional Experience		Term
Name/ Agenda	Recommended by	Period	Details

Park, Sung-Wook	January 8, 1958	2022 ~ Present	Chairman, National Academy of Engineering of Korea (NAEK)	3 Years
		2015 ~ Present	Member, National Academy of Engineering of Korea (NAEK)
	Director Candidate Recommendation Committee	2019 ~ 2022	Management Advisor and Vice Chairman, SK Hynix Inc.
		2016 ~ 2019	Chairman, Korea Semiconductor Industry Association (KSIA)
		2013 ~ 2018	CEO, President ~ Vice Chairman, SK Hynix Inc.
		2005 ~ 2013	Senior Executive Vice President, Head of Research Institute, Hynix Semiconductor Inc.
		2001 ~ 2005	Senior Vice President, Head of HSA, Hynix Semiconductor Inc.
		1984 ~ 2001	Semiconductor R&D Center, Hyundai Electronics Co., Ltd

*	The candidates have no relation with the largest shareholder and no transactions with POSCO HOLDINGS INC. for the past three years.

*	The candidate stated and signed that he does not have any legal issues to be qualified for outside director.

•	Candidates’ plan to fulfill duties as Outside Directors

Name	Working Plan
Park, Sung-Wook

Having worked as a researcher at Hyundai Electronics, Head of Research Institute at Hynix Semiconductor, CTO, and CEO of SK Hynix, as a CEO with an engineering background in the advanced material semiconductor industry, expertise in R&D, and experience in technological innovation, he aims to play a role as a member of the BoD.

Having served as Chair of KSIA and being appointed as Chair of NAEK from 2022, he aims to leverage his extensive domestic and international network in R&D, as well as his understanding and experience in manufacturing, to contribute to the establishment of progressive and innovative polices for the company.

As a candidate, he will adhere to the duties of an outside director, perform his duties in a transparent and independent manner, and contribute to the company’s business risk management, sustainable management through R&D, and technological innovation.

•	Recommendation for the candidates by the Board of Directors

Name	Grounds
Park, Sung-Wook

Park is a business management, materials, and R&D expert in the manufacturing sector. Currently, he serves as Chair of the National Academy of Engineering of Korea where he continues to engage in a wide variety of research and breakthrough technology activities. He possesses seasoned knowledge and first-hand experience on the ground in managing business and R&D projects.

Park is expected to contribute to the Board not only from a technological perspective, but also in offering insight on the management of the business and the Board, thereby enhancing the growth and sustainability of the Group’s businesses.

● Agenda 6: Approval of Director Remuneration Limit (FY2024)

☐	The director remuneration limit (to be approved) in the FY 2024:

KRW 10.0 billion

☐	The ceiling amount (approved) of the total remuneration in the FY 2023:

KRW 10.0 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: February 21, 2024	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President

Appendix 1

POSCO HOLDINGS INC.

(Formerly, POSCO)

and Subsidiaries

Consolidated Financial Statements

December 31, 2023 and 2022

(With Independent Auditors’ Report Thereon)

Page

Independent Auditors’ Report	TBD

Consolidated Financial Statements

Consolidated Statements of Financial Position	3

Consolidated Statements of Comprehensive Income	5

Consolidated Statements of Changes in Equity	6

Consolidated Statements of Cash Flows	8

Notes to the Consolidated Financial Statements	TBD

POSCO HOLDINGS INC. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2023 and 2022

(in millions of Won)	Notes		December 31, 2023	December 31, 2022
Assets

Cash and cash equivalents	4,5,23	~~W~~	6,670,879	8,053,108
Trade accounts and notes receivable, net	6,17,23,30,38		11,015,302	9,769,553
Other receivables, net	7,23,38		1,947,529	2,112,697
Other short-term financial assets	8,23		11,403,166	10,909,920
Inventories	9		13,825,514	15,472,417
Current income tax assets	36		101,979	243,829
Assets held for sale	10		406,945	12,003
Other current assets	16		840,984	1,075,939

Total current assets			46,212,298	47,649,466

Long-term trade accounts and notes receivable, net	6,23		42,516	24,033
Other receivables, net	7,23,38		1,452,445	1,520,331
Other long-term financial assets	8,23		2,708,325	2,332,538
Investments in associates and joint ventures	11		5,020,264	4,996,551
Investment property, net	13		1,616,294	1,074,031
Property, plant and equipment, net	14		35,206,248	31,781,195
Intangible assets, net	15		4,714,784	4,838,451
Defined benefit assets, net	21		464,758	520,659
Deferred tax assets	36		3,334,266	3,502,152
Other non-current assets	16		173,196	167,374

Total non-current assets			54,733,096	50,757,315

Total assets		~~W~~	100,945,394	98,406,781

See accompanying notes to the consolidated financial statements

POSCO HOLDINGS INC. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2023 and 2022

(in millions of Won)	Notes		December 31, 2023	December 31, 2021
Liabilities

Trade accounts and notes payable	23,38	~~W~~	5,782,825	5,520,807
Short-term borrowings and current installments of long-term borrowings	4,17,23		10,959,217	11,915,994
Other payables	18,23,38		2,737,478	2,865,868
Other short-term financial liabilities	19,23		163,626	106,527
Current income tax liabilities	36		319,096	502,685
Liabilities directly associated with the assets held for sale			141,890	5
Provisions	20		419,744	515,988
Other current liabilities	22,29		1,337,642	1,760,316

Total current liabilities			21,861,518	23,188,190

Long-term trade accounts and notes payable	23,38		—	15
Long-term borrowings, excluding current installments	4,17,23		15,011,163	12,389,667
Other payables	18,23		873,565	790,402
Other long-term financial liabilities	19,23		153,782	87,052
Defined benefit liabilities, net	21		38,754	37,707
Deferred tax liabilities	36		2,760,234	2,924,552
Long-term provisions	20		468,009	579,918
Other non-current liabilities	22		114,472	151,877

Total non-current liabilities			19,419,979	16,961,190

Total liabilities			41,281,497	40,149,380

Equity

Share capital	24		482,403	482,403
Capital surplus	24,28		1,663,334	1,400,832
Hybrid bonds	25		—	—
Reserves	26		67,256	(443,990)
Treasury shares	27		(1,889,658)	(1,892,308)
Retained earnings			53,857,514	52,965,179

Equity attributable to owners of the controlling company			54,180,849	52,512,116
Non-controlling interests	25		5,483,048	5,745,285

Total equity			59,663,897	58,257,401

Total liabilities and equity		~~W~~	100,945,394	98,406,781

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2023 and 2022

(in millions of Won, except per share information)	Notes		2023	2022
Revenue	29,30,38	~~W~~	77,127,197	84,750,204
Cost of sales	30,32,35,38		(70,710,293)	(77,100,912)

Gross profit			6,416,904	7,649,292

Selling and administrative expenses	31,35
Impairment loss on (reversal of) trade accounts and notes receivable	23		17,785	(24,791)
Other administrative expenses	28,32		(2,669,687)	(2,479,966)
Selling expenses			(233,579)	(294,482)

Operating profit			3,531,423	4,850,053

Share of profit of equity-accounted investees, net	11		269,678	676,260

Finance income and costs	23,33
Finance income			3,830,746	4,834,011
Finance costs			(4,202,996)	(5,804,466)

Other non-operating income and expenses	34
Impairment loss on other receivables	23		(283,699)	(9,824)
Other non-operating income			394,346	592,017
Other non-operating expenses	35		(904,343)	(1,123,685)

Profit before income tax			2,635,155	4,014,366
Income tax expense	36		(789,305)	(453,882)

Profit			1,845,850	3,560,484

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			28,745	946
Foreign currency translation differences			76,433	(48,702)
Remeasurements of defined benefit plans	21		(118,548)	105,769
Net changes in fair value of equity investments at fair value through other comprehensive income	23		257,725	(10,076)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			207,860	132,188
Foreign currency translation differences			34,118	52,726
Gains or losses on valuation of derivatives	23		(1,292)	1,023

Other comprehensive income, net of tax			485,041	233,874

Total comprehensive income		~~W~~	2,330,891	3,794,358

Profit attributable to:
Owners of the controlling company		~~W~~	1,698,092	3,144,087
Non-controlling interests			147,758	416,397

Profit		~~W~~	1,845,850	3,560,484

Total comprehensive income attributable to :
Owners of the controlling company		~~W~~	2,131,737	3,380,649
Non-controlling interests			199,154	413,709

Total comprehensive income		~~W~~	2,330,891	3,794,358

Earnings per share (in Won)	37
Basic earnings per share (in Won)			22,382	41,456
Diluted earnings per share (in Won)		~~W~~	22,382	39,126

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2023 and 2022

(in millions of Won)		Attributable to owners of the controlling company							Non- controlling interests	Total
		Share capital	Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal

Balance as of January 1, 2022	~~W~~	482,403	1,387,960	199,384	(666,985)	(2,508,294)	51,532,887	50,427,355	4,377,588	54,804,943
Comprehensive income:
Profit		—	—	—	—	—	3,144,087	3,144,087	416,397	3,560,484
Other comprehensive income
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	67,167	67,167	38,602	105,769
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	126,278	—	—	126,278	6,856	133,134
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	49,516	—	(59,576)	(10,060)	(16)	(10,076)
Foreign currency translation differences, net of tax		—	—	—	52,725	—	—	52,725	(48,701)	4,024
Gains or losses on valuation of derivatives, net of tax		—	—	—	452	—	—	452	571	1,023

Total comprehensive income		—	—	—	228,971	—	3,151,678	3,380,649	413,709	3,794,358

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(378,128)	(378,128)	(82,110)	(460,238)
Interim dividends		—	—	—	—	—	(758,492)	(758,492)	—	(758,492)
Changes in subsidiaries		—	—	—	—	—	—	—	422,424	422,424
Changes in ownership interest in subsidiaries		—	(7,827)	—	—	—	—	(7,827)	425,871	418,044
Interest of hybrid bonds		—	—	—	—	—	(1,487)	(1,487)	(15,007)	(16,494)
Variation due to split		—	—	(199,384)	—	—	—	(199,384)	199,384	—
Disposal of treasury stock		—	9,491	—	—	48,512	—	58,003	—	58,003
Retirement of treasury stock		—	—	—	—	567,474	(583,485)	(16,011)	—	(16,011)
Share-based payment		—	12,115	—	—	—	—	12,115	—	12,115
Others		—	(907)	—	(5,976)	—	2,206	(4,677)	3,426	(1,251)

Total transactions with owners of the controlling company		—	12,872	(199,384)	(5,976)	615,986	(1,719,386)	(1,295,888)	953,988	(341,900)

Balance as of December 31, 2022	~~W~~	482,403	1,400,832	—	(443,990)	(1,892,308)	52,965,179	52,512,116	5,745,285	58,257,401

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2023 and 2022

(in millions of Won)		Attributable to owners of the controlling company							Non- controlling interests	Total
		Share capital	Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2023	~~W~~	482,403	1,400,832	—	(443,990)	(1,892,308)	52,965,179	52,512,116	5,745,285	58,257,401
Comprehensive income:
Profit		—	—	—	—	—	1,698,092	1,698,092	147,758	1,845,850
Other comprehensive income
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(83,148)	(83,148)	(35,400)	(118,548)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	225,591	—	—	225,591	11,014	236,605
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	257,122	—	603	257,725	—	257,725
Foreign currency translation differences, net of tax		—	—	—	34,118	—	—	34,118	76,433	110,551
Gains or losses on valuation of derivatives, net of tax		—	—	—	(641)	—	—	(641)	(651)	(1,292)

Total comprehensive income		—	—	—	516,190	—	1,615,547	2,131,737	199,154	2,330,891

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(151,698)	(151,698)	(94,690)	(246,388)
Interim dividends		—	—	—	—	—	(569,072)	(569,072)	—	(569,072)
Changes in subsidiaries		—	—	—	—	—	—	—	5,805	5,805
Changes in ownership interest in subsidiaries		—	250,363	—	—	—	—	250,363	12,383	262,746
Interest of hybrid bonds		—	—	—	—	—	—	—	(8,925)	(8,925)
Repayment of hybrid bonds		—	—	—	—	—	—	—	(339,837)	(339,837)
Disposal of treasury stock		—	2,880	—	—	2,650	—	5,530	—	5,530
Share-based payment		—	6,783	—	—	—	—	6,783	—	6,783
Others		—	2,476	—	(4,944)	—	(2,442)	(4,910)	(36,127)	(41,037)

Total transactions with owners of the controlling company		—	262,502	—	(4,944)	2,650	(723,212)	(463,004)	(461,391)	(924,395)

Balance as of December 31, 2023	~~W~~	482,403	1,663,334	—	67,256	(1,889,658)	53,857,514	54,180,849	5,483,048	59,663,897

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(in millions of Won)	Notes		2023	2022
Cash flows from operating activities
Profit		~~W~~	1,845,850	3,560,484
Adjustments for:
Depreciation			3,325,088	3,204,743
Amortization			498,193	488,834
Finance income			(1,850,756)	(1,943,661)
Finance costs			2,179,233	2,532,735
Income tax expense			789,305	453,883
Impairment loss on property, plant and equipment			275,846	213,183
Gain on disposal of property, plant and equipment			(9,387)	(18,502)
Loss on disposal of property, plant and equipment			125,823	111,082
Impairment loss on goodwill and other intangible assets			129,907	370,663
Gain on disposal of investments in subsidiaries, associates and joint ventures			(197,088)	(13,904)
Loss on disposal of investments in subsidiaries, associates and joint ventures			18,843	12,400
Share of profit of equity-accounted investees			(269,678)	(676,260)
Gain on disposal of assets held for sale			(1,312)	(55,262)
Loss on disposal of assets held for sale			103,366	3,965
Expenses related to post-employment benefit			203,967	228,611
Impairment loss on trade and other receivables			265,914	34,615
Loss on valuation of inventories			295,032	259,678
Increase to provisions			10,071	289,915
Insurance money			(7,682)	(236,344)
Others, net			(38,199)	28,382

			5,846,486	5,288,756

Changes in operating assets and liabilities	40		(1,017,369)	(335,363)
Interest received			447,630	249,751
Interest paid			(1,037,659)	(560,766)
Dividends received			696,941	757,502
Income taxes paid			(730,837)	(2,773,599)

Net cash provided by operating activities		~~W~~	6,051,042	6,186,765

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2023 and 2022

(in millions of Won)	Notes		2023	2022
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(39,845,242)	(89,327,182)
Proceeds from disposal of short-term financial instruments			40,168,560	91,539,884
Increase in loans			(1,187,168)	(1,087,409)
Collection of loans			1,371,072	1,086,964
Acquisitions of securities			(382,372)	(493,054)
Proceeds from disposal of securities			144,464	332,724
Acquisitions of long-term financial instruments			(5,362)	(21,638)
Acquisitions of investment in subsidiaries, associates and joint ventures			(417,603)	(518,158)
Proceeds from disposal of investment in subsidiaries, associates and joint ventures			142,316	169,365
Acquisitions of investment property			(55,833)	(1,561)
Proceeds from disposal of investment property			404	23,401
Acquisitions of property, plant and equipment			(6,721,840)	(4,927,586)
Proceeds from disposal of property, plant and equipment			(9,100)	864
Acquisitions of intangible assets			(423,605)	(492,873)
Proceeds from disposal of intangible assets			28,079	7,748
Proceeds from disposal of assets held for sale			4,850	111,488
Collection of lease receivables			52,657	54,614
Cash outflows due to business combinations			(150,201)	(901,223)
Cash inflow due to insurance money			7,682	236,344
Others, net			(7,352)	(12,583)

Net cash used in investing activities			(7,285,594)	(4,219,871)

Cash flows from financing activities	40
Proceeds from borrowings			7,787,143	4,553,746
Repayment of borrowings			(5,321,696)	(4,138,054)
Proceeds from (repayment of) short-term borrowings, net			(1,635,917)	1,764,569
Capital contribution from non-controlling interests			299,342	577,330
Payment of cash dividends			(815,451)	(1,218,405)
Repayment of hybrid bonds			(340,000)	—
Payment of interest of hybrid bonds			(10,043)	(16,494)
Repayment of lease liabilities			(222,829)	(268,082)
Others, net			94,881	64,798

Net cash provided by (used in) financing activities			(164,570)	1,319,408

Effect of exchange rate fluctuation on cash held			16,719	(8,740)

Net increase in cash and cash equivalents			(1,382,403)	3,277,562
Cash and cash equivalents at beginning of the period	5,10		8,053,282	4,775,720

Cash and cash equivalents at end of the period	5,10	~~W~~	6,670,879	8,053,282

See accompanying notes to the consolidated financial statements.

Appendix 2

POSCO HOLDINGS INC.

(Formerly, POSCO)

Separate Financial Statements

December 31, 2023 and 2022

(With Independent Auditors’ Report Thereon)

1

Page

Independent Auditors’ Report	TBD

Separate Financial Statements

Separate Statements of Financial Position	3

Separate Statements of Comprehensive Income	5

Separate Statements of Changes in Equity	6

Separate Statements of Cash Flows	7

Notes to the Separate Financial Statements	TBD

Independent Auditors’ Report on Internal Control over Financial Reporting	TBD

Report on the Operating Status of Internal Control over Financial Reporting	TBD

2

POSCO HOLDINGS INC.

Separate Statements of Financial Position

As of December 31, 2023 and 2022

(in millions of Won)	Notes		December 31, 2023	December 31, 2022
Assets
Cash and cash equivalents	4,5,22	~~W~~	376,914	1,415,201
Trade accounts and notes receivable, net	6,22,36		238,332	128,991
Other receivables, net	7,22,36		68,821	40,288
Other short-term financial assets	8,22		3,940,743	2,515,375
Current income tax assets	34		32,015	203,263
Other current assets	15		1,074	5,172

Total current assets			4,657,899	4,308,290

Other receivables, net	7,22		6,955	209,057
Other long-term financial assets	8,22		1,131,074	1,062,530
Investments in subsidiaries, associates and joint ventures	11		45,321,370	45,187,627
Investment property, net	12		309,900	220,699
Property, plant and equipment, net	13		197,787	145,006
Intangible assets, net	14		19,341	15,902
Other non-current assets	15		1,872	8

Total non-current assets			46,988,299	46,840,829

Total assets		~~W~~	51,646,198	51,149,119

See accompanying notes to the separate financial statements.

3

POSCO HOLDINGS INC.

Separate Statements of Financial Position, Continued

As of December 31, 2023 and 2022

(in millions of Won)	Notes		December 31, 2023	December 31, 2022
Liabilities
Short-term borrowings and current installments of long-term borrowings	4,16,22,38		1,756,691	—
Other payables	17,22,36,38		39,739	64,597
Other short-term financial liabilities	18,22,38		1,571	5,815
Provisions	19		14,983	45,388
Other current liabilities	21		6,686	3,193

Total current liabilities			1,819,670	118,993

Long-term borrowings, excluding current installments	4,16,22,38		1,316	1,359,587
Other payables	17,22,38		26,804	—
Other long-term financial liabilities	18,22,38		6,968	3,668
Defined benefit liabilities, net	20		4,283	3,761
Deferred tax liabilities	34		2,281,500	2,480,379
Long-term provisions	19		2,634	10,868
Other non-current liabilities	21		3,158	—

Total non-current liabilities			2,326,663	3,858,263

Total liabilities			4,146,333	3,977,256

Equity
Share capital	23		482,403	482,403
Capital surplus	23,26		1,370,557	1,360,894
Reserves	24		30,678	(188,801)
Treasury shares	25		(1,889,658)	(1,892,308)
Retained earnings	27		47,505,885	47,409,675

Total equity			47,499,865	47,171,863

Total liabilities and equity		~~W~~	51,646,198	51,149,119

See accompanying notes to the separate financial statements.

4

POSCO HOLDINGS INC.

Separate Statements of Comprehensive Income

For the years ended December 31, 2023 and 2022

(in millions of Won, except per share informations)	Notes		2023	2022
Operating revenue	28,36
Revenue		~~W~~	1,454,079	8,589,819
Operating expenses	9,33,36
Cost of sales	33		—	(6,463,246)
Impairment loss on trade accounts and notes receivable			—	—
Other administrative expenses	26,29		(347,450)	(414,086)
Selling expenses	29		—	(37,594)

			(347,450)	(6,914,926)

Operating profit			1,106,629	1,674,893
Finance income and costs	22,31
Finance income			315,828	392,984
Finance costs			(405,881)	(434,963)

Other non-operating income and expenses
Impairment loss on other receivables			(221,251)	(128)
Other non-operating income	32		23,469	33,699
Other non-operating expenses	32,33		(135,071)	(347,002)

Profit before income tax			683,723	1,319,483
Income tax expense (benefit)	34		115,854	(1,787,336)

Profit (loss)			799,577	(467,853)

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	20		(97)	(75,271)
Net changes in fair value of equity investments at fair value through other comprehensive income	8,22		236,979	(37,054)
Total comprehensive income (loss)		~~W~~	1,036,459	(580,178)

Earnings (loss) per share (in Won)	35
Basic earnings (loss) per share (in Won)			10,539	(6,185)
Diluted earnings (loss) per share (in Won)		~~W~~	10,539	(6,649)

See accompanying notes to the separate financial statements.

5

POSCO HOLDINGS INC.

Separate Statements of Changes in Equity

For the years ended December 31, 2023 and 2022

(in millions of Won)		Share capital	Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2022	~~W~~	482,403	1,339,289	199,384	(211,849)	(2,508,294)	49,734,492	49,035,425
Comprehensive income:
Loss		—	—	—	—	—	(467,852)	(467,852)
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(75,271)	(75,271)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	23,048	—	(60,102)	(37,054)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(378,128)	(378,128)
Interim dividends		—	—	—	—	—	(758,492)	(758,492)
Interest of hybrid bonds		—	—	—	—	—	(1,486)	(1,486)
Disposal of treasury shares		—	9,491	—	—	48,512	—	58,003
Retirement of treasury shares		—	—	—	—	567,474	(583,486)	(16,012)
Changes from spin-off		—	—	(199,384)	—	—	—	(199,384)
Share-based payment		—	12,114	—	—	—	—	12,114

Balance as of December 31, 2022	~~W~~	482,403	1,360,894	—	(188,801)	(1,892,308)	47,409,675	47,171,863

Balance as of January 1, 2023	~~W~~	482,403	1,360,894	—	(188,801)	(1,892,308)	47,409,675	47,171,863
Comprehensive income:
Profit		—	—	—	—	—	799,577	799,577
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(97)	(97)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	219,479	—	17,500	236,979
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(151,698)	(151,698)
Interim dividends		—	—	—	—	—	(569,072)	(569,072)
Disposal of treasury shares		—	2,880	—	—	2,650	—	5,530
Share-based payment		—	6,783	—	—	—	—	6,783

Balance as of December 31, 2023	~~W~~	482,403	1,370,557	—	30,678	(1,889,658)	47,505,885	47,499,865

See accompanying notes to the separate financial statements.

6

POSCO HOLDINGS INC.

Separate Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(in millions of Won)	Notes		2023	2022
Cash flows from operating activities
Profit (loss)		~~W~~	799,577	(467,852)
Adjustments for:
Expenses related to post-employment benefit			7,568	22,082
Depreciation			11,309	393,121
Amortization			1,269	17,180
Impairment loss on trade and other receivables			221,251	128
Finance income			(308,939)	(346,942)
Dividend income			(1,254,239)	(909,846)
Finance costs			401,716	369,038
Loss on valuation of inventories			—	1,722
Gain on disposal of property, plant and equipment			—	(5,464)
Loss on disposal of property, plant and equipment			2,360	20,211
Impairment loss on property, plant and equipment			10,657	3
Gain on disposal of investments in subsidiaries, associates and joint ventures			(230)	(13,933)
Impairment loss on investments in subsidiaries, associates and joint ventures			109,568	263,263
Loss on disposal of assets held for sale			998	—
Gain on disposal of assets held for sale			—	(2,706)
Increase (decrease) to provisions			(7,303)	55,196
Income tax expense (benefit)			(115,854)	1,787,336
Employee benefits			—	61,603
Share-based payments costs	26		5,351	4,393
Others			(11,631)	(1,350)
Changes in operating assets and liabilities	38		(42,934)	(808,142)
Interest received			45,517	44,615
Interest paid			—	(50,424)
Dividends received			1,188,338	891,019
Income taxes paid (received)			25,687	(2,054,488)

Net cash provided by (used in) operating activities		~~W~~	1,090,036	(730,237)

See accompanying notes to the separate financial statements.

7

POSCO HOLDINGS INC.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2023 and 2022

(in millions of Won)	Notes		2023	2022
Cash flows from investing activities
Decrease in deposits		~~W~~	890,000	450,017
Proceeds from disposal of short-term financial instruments			6,255,711	28,806,313
Proceeds from disposal of long-term financial instruments			—	5
Collection of short-term loans			1,249	1,416
Collection of long-term loans			2,000	—
Proceeds from disposal of debt securities			—	151,100
Proceeds from disposal of equity securities			261,612	166,358
Proceeds from disposal of other securities			4,501	49,961
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			957,353	804,754
Proceeds from disposal of intangible assets			—	—
Proceeds from disposal of assets held for sale			—	3,074
Increase in deposits			(2,640,000)	(550,571)
Acquisition of short-term financial instruments			(5,717,490)	(25,457,214)
Acquisition of long-term financial instruments			(2)	—
Increase in long-term loans			—	(3,618)
Acquisition of debt securities			—	(50,000)
Acquisition of other securities			(26,282)	(104,197)
Acquisition of investments in subsidiaries, associates and joint ventures			(1,237,817)	(1,042,298)
Acquisition of property, plant and equipment			(102,192)	(359,532)
Payment for disposal of property, plant and equipment			—	(14,447)
Acquisition of intangible asstes			(4,402)	(10,195)
Cash outflow for spin-off			—	(1,910,211)
Acquisition of investment properties			(54,892)	—
Payment of short-term guarantee deposits			(691)	—
Net cash provided by (used in) investing activities		~~W~~	(1,411,342)	930,715

Cash flows from financing activities
Proceeds from borrowings			—	537,165
Increase in long-term financial liabilities			3,781	15,515
Repayment of borrowings			—	(232,977)
Decrease in long-term financial liabilities			—	(279)
Repayment of lease liabilities			—	(7,493)
Payment for disposal of derivatives			—	(7,102)
Payment of cash dividends			(720,762)	(1,136,298)

Net cash used in financing activities	39	~~W~~	(716,981)	(831,469)

Effect of exchange rate fluctuation on cash held			—	3,919
Net decrease in cash and cash equivalents			(1,038,287)	(627,072)
Cash and cash equivalents at beginning of the period	5		1,415,201	2,042,273

Cash and cash equivalents at end of the period	5	~~W~~	376,914	1,415,201

See accompanying notes to the separate financial statements.

8